CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

                                                                                                                                                August 30, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Ultimax Digital, Inc. (the “Company”)
Amendment No. 3 to Draft Registration Statement on Form S-1 CIK No. 000-1878543

Dear Division of Corporate Finance Staff:

On behalf of Ultimax Digital, Inc. (the “Company”), I am pleased to provide a response to the Staff’s August 9, 2022 comments on the above-referenced Draft Registration Statement.

The numbered paragraphs and headings below correspond to those set forth in the August 9, 2022 Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Draft Registration Statement. All references to page numbers in these responses are to pages of the Amended Draft Registration Statement.

Use of Proceeds, page 54

1. You indicate that you intend to use the proceeds from this offering to repay four promissory notes with the proceeds of this offering or allow the holders to convert their notes into common shares. Please revise your use of proceeds to discuss this and consider giving pro forma effect to this use of proceeds in the capitalization table.

Response: Both the Use of Proceeds section of the Summary and the Use of Proceeds section on page 54 have been updated to include “repayment of those convertible notes which are not converted into common stock by holders.”

Related Party Transactions, page 82

2. We note your response to our prior comment 1. Please summarize all material provisions of both the Stockholders’ Agreement and Voting Agreement with your founders.

Response: A discussion of the material provisions of the Stockholders’ Agreement and Voting Agreement have been added. Please see page 82.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies Revenue Recognition, page F-8

3. We note your revised disclosure in response to prior comment 5. You continue to refer to ASC 605 in your policy for revenue recognition for distribution agreements where you are acting as an agent. Please further revise to consider the guidance in ASC 606-10-55-36 through 55-40.

Response: The Company has revised its revenue recognition for future revenue distribution agreements to comply with ASC 606-10-55-36 through 55-40. It should be noted that as of the date hereof, the Company has not realized any revenue from any distribution agreement. The applicable portion of Footnote 3 has been updated to reflect the revised policy and states as follows:

“The Company enters into distribution agreements and certain other agreements that are within the scope of ASC 606. Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.”

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General

4. We note your response to comment 7, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

Response: The Company confirms its understanding of the Commission’s position as stated in Comment 4.

If you have any questions, please do not hesitate to contact me at (917) 596-0905.

Sincerely,

/s/ Paul Goodman

Via: EDGAR

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